Accelerated Market Participation Securities
Linked to the S&P 500® Index
Linked to the Russell 2000® Index
Linked to the Hang Seng China Enterprises Index®

Filed Pursuant to Rule 433
Registration No. 333-158385
December 1, 2009

FREE WRITING PROSPECTUS
(To Free Writing Prospectus dated December 1, 2009,
Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009
and Product Supplement April 9, 2009)

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.

INDICATIVE TERMS

Issuer	HSBC USA Inc.
Issue	Three separate security offerings of Accelerated Market Participation Securities, each linked to the performance of a different Reference Asset.
Reference Asset	The relevant Underlying Index.

Underlying Index	Ticker	Maximum Cap†	CUSIP
The S&P 500® Index	SPX	19.00% to 23.00%	4042K0F91
The Russell 2000® Index	RTY	25.50% to 30.50%	4042K0G25
The Hang Seng China Enterprises Index®	HSCEI	28.00% to 33.00%	4042K0G33

†Expected. The actual Maximum Cap with respect to each offering will be determined on the Pricing Date.

Trade Date	December 22, 2009
Pricing Date	December 22, 2009 for the Securities linked to the SPX and the RTY. December 23, 2009 for the Securities linked to the HSCEI.
Settlement Date	December 28, 2009
Final Valuation Date	January 25, 2011*
Maturity Date	January 28, 2011*
Principal Amount	$1,000 per Security
Payment at Maturity per Security	**If the relevant Reference Return is greater than or equal to zero**, you will receive the Lesser of: a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and b) $1,000 + ($1,000 × Maximum Cap). **If the relevant Reference Return is less than zero:** $1,000 + [$1,000 × Reference Return] For example, if the Reference Return is -30%, you will suffer a 30% loss and receive 70% of the principal amount. If the Reference Return is less than zero, you may lose up to 100% of your investment.
Upside Participation Rate	With respect to each offering, 300%.
Reference Return	Final Level – Initial Level / Initial Level
Initial Level	The official closing level of the relevant Reference Asset on the pricing date.
Final Level	The official closing level of the relevant Reference Asset on the final valuation date.

* Subject to adjustment as described under "Specific Terms of the Notes — Market Disruption Events" in the accompanying product supplement and "Additional Terms Relating to the Securities" in the accompanying Free Writing Prospectus.

This free writing prospectus relates to three separate security offerings, each linked to a different Reference Asset.

Securities Description

These Accelerated Market Participation Securities ("AMPs") provide 3 times leveraged upside participation in gains on the related Reference Asset, up to a Maximum Cap. If the Reference Asset's performance is negative, then the AMPs will lose 1% for each 1% loss in the relevant Reference Asset. You may lose up to 100% of the principal amount of your investment.

These AMPs are alternatives to long positions in the Reference Asset that provide a return profile that may be favorable for those with moderately bullish views. The upside participation rate will amplify modest gains in the Reference Asset up to the relevant Maximum Cap and may result in the AMPs outperforming the returns on the Reference Asset.

Highlights

- 300% upside participation in the relevant Reference Asset up to the relevant Maximum Cap.

- You will lose 1% of your principal amount for every 1% that Reference Return is below zero.

Example Payoff Diagram:

The following diagram illustrates some hypothetical payoff possibilities for the AMPs based upon the 300% Upside Participation Rate and assuming a Maximum Cap of 19%. Please note the actual Maximum Cap will vary per Reference Asset and Security. Please see the actual range of possible Maximum Caps in the table to the left.

Reference Return	Participation in Reference Return	AMPs Return
25% 6.33%	3x Upside to Max	19% 19%
5% 1%	3x Upside	15% 3%
-10% -25%	1x on Losses	-10% -25%



Our affiliate HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker dealers or will offer the securities directly to investors. See "Supplemental Plan of Distribution (Conflicts of Interest) in the accompanying Free Writing Prospectus.

INVESTOR SUITABILITY

The securities may be suitable for you if:

- You seek an investment with an enhanced return linked to the potential positive performance of the relevant Reference Asset and you believe the level of such Reference Asset will increase over the term of the securities.
- You are willing to invest in the securities based on the Maximum Cap indicated herein with respect to that security offering, which may limit your return at maturity. The actual Maximum Cap for each offering of securities will be determined on the Pricing Date.
- You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the relevant Reference Return is less than zero.
- You are willing to forego dividends or other distributions paid to holders of stocks comprising the relevant Reference Asset.
- You do not seek current income from your investment.
- You do not seek an investment for which there is an active secondary market.
- You are willing to hold the securities to maturity.
- You are comfortable will the creditworthiness of HSBC, as issuer of the securities.

The securities may not be suitable for you if:

- You believe the relevant Reference Return will be negative on the Final Valuation Date or that the relevant Reference Return will not be sufficiently positive to provide you with your desired return.
- You are unwilling to invest in the securities based on the Maximum Cap indicated herein with respect to that security offering, which may limit your return at maturity. The actual Maximum Cap for each offering of securities will be determined on the Pricing Date.
- You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the relevant Reference Return is below zero.
- You seek an investment that is 100% principal protected.
- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You prefer to receive the dividends or other distributions paid on any stocks comprising the relevant Reference Asset.
- You seek current income from your investment.
- You seek an investment for which there will be an active secondary market.
- You are unable or unwilling to hold the securities to maturity.
- You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the securities.

CERTAIN RISKS AND CONSIDERATIONS

Purchasing the securities involves a number of risks. It is suggested that prospective investors reach a purchase decision only after careful consideration with their financial, legal, accounting, tax and other advisors regarding the suitability of the securities in light of their particular circumstances. See "Risk Factors" in the accompanying Free Writing Prospectus, Product Supplement and Prospectus Supplement for a discussion of risks, which include:

- The securities are not fully principal protected and you may lose up to 100% of your initial investment.
- The appreciation on the securities, if any, is limited by the relevant Maximum Cap.
- Payment, if any, is subject to the ability of HSBC to pay its obligations as they become due and market value of the securities may be affected by HSBC's actual and perceived creditworthiness.
- Certain built-in costs are likely to adversely affect the value of the securities prior to maturity and the securities should be viewed as long term instruments.
- The return on the securities is linked to the performance of an equity index and may be positive or negative.
- The return on the securities does not necessarily reflect the full performance of the reference asset.
- Your yield may be less than that of a standard debt security of comparable maturity.
- You will not receive any periodic interest payments on the securities.
- There may be little or no secondary market for the securities—the securities will not be listed or displayed on any securities exchange or quotation system.
- There is a potential conflict of interest in that we or our affiliates play a variety of roles, including acting as calculation agent and hedging our obligations under the securities, during which the economic interests of the calculation agent or other affiliates of ours are potentially adverse to your interests as an investor in the securities.
- The securities are subject to significant risks not associated with conventional fixed rate or floating rate debt securities.
- These securities are not bank deposits and are not insured by the FDIC or any other U.S. federal or state government agency.

Risks Relating to an Investment in the Securities Linked to the Russell 2000® Index

- The stocks that constitute the Russell 2000® Index are issued by companies with relatively small market capitalization, which may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions, tend to be less well-established and are less likely to pay dividends than large capitalization companies, which could be a factor that limits downward stock price pressure under adverse market conditions.

Risks Relating to an Investment in the Securities Linked to the Hang Seng China Enterprises Index®

- Stocks or companies included in the Hang Seng China Enterprises Index® are publicly traded in China and are denominated in currencies other than U.S. dollars, which involve particular risks associated with foreign securities markets.
- Many emerging nations, such as China, are undergoing rapid institutional change, involving the restructuring of economic, political, financial and legal systems, and regulatory and tax environments are subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation, the risk of expropriation and nationalization, low levels of corporate disclosure and unreliability of economic and financial data.

This Free Writing Prospectus relates to three note offerings, each linked to a different reference asset identified on the cover page. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to the reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference asset or as to the suitability of an investment in the securities.

You should read this document together with the Prospectus dated April 2, 2009, the Prospectus Supplement dated April 9, 2009, the Product Supplement dated April 9, 2009 and the Free Writing Prospectus dated December 1, 2009. If the terms of the securities offered in this Free Writing Prospectus are inconsistent with those described in the accompanying Product Supplement, Prospectus Supplement or Prospectus, the terms described in this Free Writing Prospectus will control. If the terms of the securities offered in this Free Writing Prospectus are inconsistent with those described in the accompanying Free Writing Prospectus, the terms described in the other Free Writing Prospectus will control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page S-3 of the Prospectus Supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities. As used herein, references to "HSBC", "we", "us" and "our" are to HSBC USA Inc. All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these Accelerated Market Participation Securities.

HSBC has filed a registration statement (including a Prospectus) and a second Free Writing Prospectus with the Securities and Exchange Commission for the offering to which this Free Writing Prospectus relates. Before you invest, you should read the Prospectus, the Prospectus Supplement, the Product Supplement and the other Free Writing Prospectus for more complete information about the issuer and this offering. You may get these items for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus, Prospectus Supplement, Product Supplement or Free Writing Prospectus if you request it by calling toll free, 1-888-800-4722.
You may also obtain:
- the Free Writing Prospectus at http://www.sec.gov/Archives/edgar/data/83246/000114420409062609/v167958_fwp.htm
- the Product Supplement at http://www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm
- the Prospectus Supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
- the Prospectus at http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this Free Writing Prospectus to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.